

David Colleen · 2nd

CEO at Sapient X

San Francisco, California · 500+ connections · **Contact info**

 **SapientX**

 **Cornell University**

Experience



CEO

SapientX

Apr 2016 – Present · 4 yrs 3 mos

San Francisco



CEO

Planet 9 Studios

1991 – Present · 29 yrs



Business Development

Matterport

Jan 2013 – May 2013 · 5 mos

Mountain View

Education



Cornell University

Architecture, Business Administration and Management, General

1976 – 1981

Licenses & Certifications



Registered Architect
State of California
Issued May 1983 · No Expiration Date
Credential ID C14719

Volunteer Experience

Volunteer
Art With Elders

Fund Raising, Exhibit Hosting

Volunteer
San Francisco Senior Center

Fundraising

Marketing Director
Web 3D Consortium

Skills & Endorsements

3D · 53

 Endorsed by **Tony Parisi and 5 others who are highly skilled at this**

Modeling · 26

Ian Horughiy and 25 connections have given endorsements for this skill

Software Development · 25

 Endorsed by **Ragi Burhum, who is highly skilled at this**

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Recommendations

Received (0)   **Given (2)**



Hannah Green
Partnership and project manager

February 8, 2020, David managed Hannah directly

Hannah is one of those rare people that you meet who's ca[l] professional, talented and brimming with intelligence. It was to work with her. I worked with her as a project manager bu that she would have also been good in company manageme she has the people skills, technical savvy and drive. ... **See**



Paul Cleghorn
Founder at FIT EXPERT

June 17, 2010, David managed Paul directly

I really enjoyed working with Paul. He's a very talented pers works passionately and is a lot of fun to work with.

